Dejour Announces Q3 2009 Financial and Operating Results

Financial Restructuring Completed
Total Liabilities Reduced by $10.8M

Vancouver Canada, November 12, 2009 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) reports it has filed its quarterly documents with regulatory authorities today. The Company has significantly reduced debt and fully delivered on its promise to strengthen its balance sheet in anticipation of a solid financial performance and key project development in 2010.

At the close of Q3 2009 all material aspects of the Company financial restructuring program had been successfully completed.  Going forward, the company expects cash flow from operations in Q4 09 to cover essentially all operating and overhead costs and upon the completion of additional development wells at Woodrush; Dejour expects to generate excess cash flow from operations of approximately C$5M in 2010 that will be used to fund capital projects in the Piceance Basin.

The development program for the Woodrush Project located in the Peace River Arch British Columbia will commence in December 2009. The first development oil well will be completed and is expected to be on production by the end of the year.  In the first quarter of 2010, 1 to 3 additional wells will be drilled and completed, completing the first phase of the Woodrush oil development.

Results for the quarter include:

▪
Total oil & gas revenue of C$5.5M was received for 9 months ending Q3 2009, including C$1.1M for Q3 2009. 75% of Q3 2009 revenue was derived from oil sales. Revenues were impaired in Q3 by the voluntary shut in of gas wells in Q3 due to low natural gas prices. Natural gas production has been reinstated in Q4.

▪
Company’s total liabilities have been reduced by 59% to C$7.5 million as of September 30, 2009 from C$18.3 million as of December 31, 2008 and current liabilities have been reduced to C$3.7 million from C$14.8 million  during the same period.

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Loss before certain non-cash items (stock based compensation & amortization, depletion and accretion) of C$842,000 or  C$0.01 per share in Q3 2009, compared to loss before certain non-cash items of C$835,000 or C$0.01 per share in Q3 2008;

▪	For the quarter, Dejour incurred a net loss of C$2.5M or C$0.03 per share in Q3 2009, compared to net loss of C$3M or C$0.04 per share for the same period ended September 30, 2008;
▪	General and administrative expenses decreased by C$272,000 to C$1,082,114, compared to the same period ending on September 30, 2008;
▪	Subsequent to Q3 2009, Dejour realized cash gross proceeds of C$1.626M from issuance of common shares.

For more information and for Dejour’s detailed quarterly reports, please visit SEDAR or the Company’s website at http://www.dejour.com.

About Dejour
Dejour Enterprises Ltd. is a high growth oil and natural gas company operating multiple  exploration and production projects in North America’s Piceance / Uinta Basins (128,000 net acres) and Peace River Arch region (15,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Current production is from less than 4,000 acres of the Company's 143,000 net acres of landholdings.

Dejour, headquartered in Vancouver, Canada, maintains operations offices in Denver, Colorado and Calgary, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
DEJOUR ENTERPRISES LTD.
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050  Facsimile: 604.638.5051
Email: investor@dejour.com